Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

CHANGES TO THE BOARD OF DIRECTORS

Shareholders of MiX are advised that, Mohammed Akoojee has resigned as an alternate non-executive director to Mark Lamberti and George Nakos has been appointed as an alternate non-executive director to Mark with immediate effect.

George (38) BCom (Cum laude), CA(SA), CFA, PLD (Harvard) is currently employed as Group Corporate Finance Executive and as a member of the Executive Committee of Imperial Holdings Limited.   From 2000 to 2015, George was employed in various senior corporate finance positions by Investec Bank Limited.

MiX welcomes George to the board.

4 November 2015

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